EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
September 30, 2020

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		September 30, 2020	December 31, 2019
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	3,089,884	649,916
Marketable securities	4	3,031,277	1,805,278
Trade and other receivables, net	6	109,700	90,529
Merchant cash advances, loans and related receivables, net	7	247,977	150,172
Income taxes receivable	15	71,303	—
Other current assets		63,076	46,333
		6,613,217	2,742,228
Long-term assets
Property and equipment, net	8	94,698	111,398
Intangible assets, net		143,925	167,282
Right-of-use assets, net	8	122,710	134,774
Deferred tax assets	15	5,116	19,432
Equity and other investments	5	170,500	2,500
Goodwill	9	311,865	311,865
		848,814	747,251
Total assets		7,462,031	3,489,479
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		261,561	181,193
Income taxes payable	15	799	69,432
Deferred revenue	6	96,777	56,691
Lease liabilities	8	10,994	9,066
		370,131	316,382
Long-term liabilities
Deferred revenue	6	23,080	5,969
Lease liabilities	8	141,539	142,641
Convertible senior notes	10	750,452	—
Deferred tax liabilities	15	—	8,753
		915,071	157,363
Commitments and contingencies	8, 12
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 110,044,179 and 104,518,173 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,868,020 and 11,910,802 issued and outstanding	13	6,035,099	3,256,284
Additional paid-in capital		251,061	62,628
Accumulated other comprehensive (loss) income	14	(744)	1,046
Accumulated deficit		(108,587)	(304,224)
Total shareholders’ equity		6,176,829	3,015,734
Total liabilities and shareholders’ equity		7,462,031	3,489,479

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended		Nine months ended
		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	Note	$	$	$	$
Revenues
Subscription solutions		245,274	165,577	629,317	459,075
Merchant solutions		522,131	224,975	1,322,430	613,938
		767,405	390,552	1,951,747	1,073,013
Cost of revenues
Subscription solutions		52,170	33,263	134,282	90,786
Merchant solutions		310,087	140,593	780,333	380,475
		362,257	173,856	914,615	471,261
Gross profit		405,148	216,696	1,037,132	601,752
Operating expenses
Sales and marketing		147,608	116,546	447,320	340,778
Research and development		143,427	90,387	393,050	252,262
General and administrative	8, 17	51,799	38,022	179,948	103,247
Transaction and loan losses	3, 17	11,753	7,399	39,202	16,533
Total operating expenses		354,587	252,354	1,059,520	712,820
Income (loss) from operations		50,561	(35,658)	(22,388)	(111,068)
Other income, net
Interest income		3,788	11,644	20,207	35,896
Interest expense		(1,238)	—	(1,238)	—
Unrealized gain on equity and other investments	5	133,239	—	133,239	—
Foreign exchange gain (loss)		17	(432)	791	(2,103)
		135,806	11,212	152,999	33,793
Income (loss) before income taxes		186,367	(24,446)	130,611	(77,275)
Recovery of (provision for) income taxes	15	4,701	(48,338)	65,026	(48,338)
Net income (loss)		191,068	(72,784)	195,637	(125,613)
Other comprehensive income (loss)
Unrealized gain (loss) on cash flow hedges	14	6,346	(2,518)	(1,790)	13,502
Tax effect on unrealized gain (loss) on cash flow hedges		(2,156)	(3,579)	—	(3,579)
Comprehensive income (loss)		195,258	(78,881)	193,847	(115,690)

Net income (loss) per share attributable to shareholders:
Basic	16	$1.59	$(0.64)	$1.65	$(1.12)
Diluted	16	$1.54	$(0.64)	$1.59	$(1.12)

Shares used to compute net income (loss) per share attributable to shareholders:
Basic	16	120,511,484	113,086,997	118,692,898	112,015,160
Diluted	16	124,908,279	113,086,997	123,399,606	112,015,160
The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Note	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
		Shares	Amount $
As at December 31, 2018		110,392,689	2,215,936	74,805	(12,216)	(187,757)	2,090,768
Adjustment related to the transition to Topic 842, Leases		—	—	—	—	8,375	8,375
As at January 1, 2019		110,392,689	2,215,936	74,805	(12,216)	(179,382)	2,099,143
Exercise of stock options		747,686	18,964	(6,908)	—	—	12,056
Stock-based compensation		—	—	31,596	—	—	31,596
Vesting of restricted share units		342,152	30,340	(30,340)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	9,274	(24,151)	(14,877)
As at March 31, 2019		111,482,527	2,265,240	69,153	(2,942)	(203,533)	2,127,918
Exercise of stock options		738,873	24,173	(8,605)	—	—	15,568
Stock-based compensation		—	—	39,630	—	—	39,630
Vesting of restricted share units		309,173	23,785	(23,785)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	6,746	(28,678)	(21,932)
As at June 30, 2019		112,530,573	2,313,198	76,393	3,804	(232,211)	2,161,184
Exercise of stock options		321,160	14,713	(5,036)	—	—	9,677
Stock-based compensation		—	—	40,065	—	—	40,065
Vesting of restricted share units		306,568	26,630	(26,630)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $5,724, net of tax of $1,541	13	2,185,000	688,014	—	—	—	688,014
Net loss and comprehensive loss for the period		—	—	—	(6,097)	(72,784)	(78,881)
As at September 30, 2019		115,343,301	3,042,555	84,792	(2,293)	(304,995)	2,820,059

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Note	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
		Shares	Amount $
As at December 31, 2019		116,428,975	3,256,284	62,628	1,046	(304,224)	3,015,734
Exercise of stock options		409,965	30,753	(11,326)	—	—	19,427
Stock-based compensation		—	—	53,752	—	—	53,752
Vesting of restricted share units		385,757	46,370	(46,370)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	(16,633)	(31,429)	(48,062)
As at March 31, 2020		117,224,697	3,333,407	58,684	(15,587)	(335,653)	3,040,851
Exercise of stock options		454,851	30,272	(12,104)	—	—	18,168
Stock-based compensation		—	—	62,324	—	—	62,324
Vesting of restricted share units		288,428	35,326	(35,326)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $28,305	13	2,127,500	1,460,945	—	—	—	1,460,945
Net income and comprehensive income for the period		—	—	—	10,653	35,998	46,651
As at June 30, 2020		120,095,476	4,859,950	73,578	(4,934)	(299,655)	4,628,939
Exercise of stock options		305,848	20,701	(8,220)	—	—	12,481
Stock-based compensation		—	—	63,807	—	—	63,807
Vesting of restricted share units		245,875	36,802	(36,802)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $20,854	13	1,265,000	1,117,646	—	—	—	1,117,646
Equity component of the convertible senior notes, net of offering costs of $2,106	10	—	—	158,698	—	—	158,698
Net income and comprehensive income for the period		—	—	—	4,190	191,068	195,258
As at September 30, 2020		121,912,199	6,035,099	251,061	(744)	(108,587)	6,176,829

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Nine months ended
		September 30, 2020	September 30, 2019
	Note	$	$
Cash flows from operating activities
Net income (loss) for the period		195,637	(125,613)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization and depreciation		52,167	22,950
Stock-based compensation		179,883	110,464
Amortization of debt discount and offering costs	10	1,200	—
Impairment of right-of-use assets and leasehold improvements	8	31,623	—
Provision for transaction and loan losses		19,954	11,186
Deferred income taxes		5,598	(15,295)
Unrealized gain on equity and other investments	5	(133,239)	—
Unrealized foreign exchange (gain) loss		(1,186)	2,404
Changes in operating assets and liabilities:
Trade and other receivables		(21,053)	(25,153)
Merchant cash advances, loans and related receivables		(112,447)	(84,869)
Other current assets		(17,441)	(3,139)
Equity and other investments		(24,710)	—
Accounts payable and accrued liabilities		86,067	53,666
Income tax assets and liabilities		(139,936)	61,485
Deferred revenue		57,197	9,029
Lease assets and liabilities		278	612
Net cash provided by operating activities		179,592	17,727
Cash flows from investing activities
Purchase of marketable securities		(3,661,092)	(2,003,102)
Maturity of marketable securities		2,436,216	2,034,933
Equity and other investments		(10,051)	—
Acquisitions of property and equipment		(35,377)	(43,357)
Acquisitions of intangible assets		(262)	(5,484)
Acquisition of businesses, net of cash acquired		—	(12,476)
Net cash used in investing activities		(1,270,566)	(29,486)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	13	2,578,591	688,014
Proceeds from convertible senior notes, net of underwriting fees and offering costs	10	907,950	—
Proceeds from the exercise of stock options		50,076	37,301
Net cash provided by financing activities		3,536,617	725,315
Effect of foreign exchange on cash and cash equivalents		(5,675)	290
Net increase in cash and cash equivalents		2,439,968	713,846
Cash and cash equivalents – Beginning of Period		649,916	410,683
Cash and cash equivalents – End of Period		3,089,884	1,124,529

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		15,921	11,288
Lease liabilities arising from obtaining right-of-use assets		24,429	103,310
Acquired property and equipment remaining unpaid		1,187	631

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
1.Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

2.Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, results of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019. The condensed consolidated balance sheet at December 31, 2019 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results expected for the full fiscal year.

3.Significant Accounting Policies

Except for the adoption of the accounting policy for the new convertible senior notes and the adoption of Topic 326, Financial Instruments - Credit Losses, which are discussed below, there have been no material changes to the Company’s significant accounting policies during the three and nine months ended September 30, 2020, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2019.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Company is the principal or an agent to the arrangements with merchants, and the estimated period over which contract costs should be amortized; estimates of future events and the impact on our provisions for expected credit losses related to our financial assets measured at amortized cost, including our contract balances and merchant cash advances and loans; recoverability of deferred tax assets; estimated annual effective tax rate; inputs used to fair value acquired intangible assets and equity and other investments; estimates involved in evaluating the recoverability of our right-of-use assets and leasehold improvements, including, but not limited to, the determination of the fair value of asset groups and the estimated useful lives of right-of-use assets and leasehold improvements; the discount rate applied to lease payments; and the valuation of the debt component of the convertible senior notes. Actual results may differ from the estimates made by management.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party that insures a portion of the merchant cash advances and loans offered by Shopify Capital. The receivable related to insurance recoveries is included in the merchant cash advances, loans and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables. Potential ongoing effects from the novel coronavirus "COVID-19" pandemic on the Company's credit risk have been considered and have resulted in adjustments to the Company's allowances for expected credit losses on contract balances and merchant cash advances and loans, as discussed in notes 6 and 7, respectively. The Company continues its assessment given the fluidity of COVID-19's global impact.

Provision for Credit Losses Related to Merchant Cash Advances and Loans

Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the balance sheet date, net of an allowance for expected credit losses. The Company estimates the provision based on an assessment of various factors, including historical trends, merchants' gross merchandise volume, supportable forecasted information and other factors, including the potential impact of COVID-19, that may affect the merchants' ability to make future payments on the receivables. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the condensed consolidated statements of operations and comprehensive income (loss). Recoveries are reflected as a reduction in the allowance for credit losses related to merchant cash advances and loans when the recovery occurs.

Provision for Transaction Losses Related to Shopify Payments

Payments losses arise when refunded merchant transactions cannot be recovered. The Company estimates the provision based on an assessment of various factors, including historical trends, gross merchandise volume facilitated using Shopify Payments, supportable forecasted information and other factors, including the potential impact of COVID-19, that may increase the volume of refunded transactions. Additions to the provision are reflected in current operating results, while charges against the provision are made when

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

losses are incurred. These additions are classified within transaction and loan losses on the condensed consolidated statements of operations and comprehensive income (loss).

Convertible Senior Notes

The Company accounts for convertible senior notes (the "Notes") as separate liability and equity components. The Company determined the carrying amount of the liability component as the fair value of a similar debt instrument that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was calculated by deducting the fair value of the liability component from the principal amount of the Notes. This difference represents a debt discount that is amortized to interest expense over the term of the Notes using the effective interest rate method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

The offering costs incurred related to the issuance of the Notes were allocated to the liability and equity components based on their relative initial carrying values. Offering costs attributable to the liability component are being amortized to interest expense over the respective terms of the Notes, and offering costs attributable to the equity component are netted against the equity component of the Notes in shareholders' equity.

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities and loans earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company's Notes have a fixed annual interest rate and thus, the Company does not have economic interest rate exposure on the Notes. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian Dollar ("CAD") and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

While the majority of the Company's revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and income (loss) from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates.

	Three months ended
	September 30, 2020			September 30, 2019
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	767,405	2,166	769,571	390,552	678	391,230
Cost of revenues	(362,257)	(1,919)	(364,176)	(173,856)	(1,128)	(174,984)
Operating expenses	(354,587)	(11,872)	(366,459)	(252,354)	(9,968)	(262,322)
Income (loss) from operations	50,561	(11,625)	38,936	(35,658)	(10,418)	(46,076)

	Nine months ended
	September 30, 2020			September 30, 2019
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	1,951,747	5,466	1,957,213	1,073,013	1,886	1,074,899
Cost of revenues	(914,615)	(5,261)	(919,876)	(471,261)	(2,988)	(474,249)
Operating expenses	(1,059,520)	(33,816)	(1,093,336)	(712,820)	(28,260)	(741,080)
Loss from operations	(22,388)	(33,611)	(55,999)	(111,068)	(29,362)	(140,430)
(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and income (loss) from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD-USD rates.

Accounting Pronouncements Adopted in the Period

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to-maturity debt securities, and other instruments. In May 2019, the Financial Accounting Standards Board issued ASU No. 2019-05, Financial Instruments - Credit Losses, which provides transition relief that is optional for, and available to, all reporting entities within the scope of Topic 326. The updates are effective for annual periods beginning after December 15, 2019 including interim periods within those periods. The Company adopted the standard effective January 1, 2020 using a modified retrospective approach. Upon adoption, the Company changed its approach to estimating its expected credit losses, which did not have a material impact on any of its existing allowances at that time.

Recent Accounting Pronouncements Not Yet Adopted

In August 2020, the Financial Accounting Standards Board issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which eliminates certain models associated with accounting for convertible instruments, makes targeted improvements to the disclosures for convertible instruments and earnings per share guidance, and amends the guidance for the derivative scope

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

exception for contracts in an entity's own equity. The updates are effective for annual periods beginning after December 15, 2021 including interim periods within those periods. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those periods. The Company expects to early adopt this ASU effective January 1, 2021. The Company is currently in the process of evaluating the impact of this ASU, particularly in light of the issuance of the Notes this quarter. The Company expects the adoption will eliminate the requirement to separately account for the liability and equity components of its Notes, which exist under current accounting guidance. The Company also expects that as a result of the adoption, non-cash interest expense related to its currently outstanding Notes will be eliminated.

4.Financial Instruments

As at September 30, 2020, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Corporate bonds and commercial paper	85,053	85,200	—	—	—	—
Repurchase agreements	—	—	200,000	200,000	—	—
Marketable securities:
U.S. term deposits	950,000	951,339	—	—	—	—
U.S. federal bonds	985,837	986,754	—	—	—	—
Canadian federal bonds	195,857	196,113	—	—	—	—
Corporate bonds and commercial paper	—	—	899,583	901,219	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	5,167	5,167	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	1,127	1,127	—	—
The fair values above include accrued interest of $4,022, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the condensed consolidated balance sheets.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
As at December 31, 2019, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Repurchase agreements	—	—	200,000	200,009	—	—
Marketable securities:
U.S. term deposits	300,000	301,354	—	—	—	—
U.S. federal bonds	222,713	223,403	—	—	—	—
Canadian federal bonds	69,922	69,919	—	—	—	—
Corporate bonds and commercial paper	—	—	1,212,643	1,216,822	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	5,830	5,830	—	—
The fair values above include accrued interest of $5,754, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the condensed consolidated balance sheets.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

As at September 30, 2020, the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $323,126 (December 31, 2019 - $285,700), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of September 30, 2020, $5,167 of unrealized gains and $1,127 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive income (loss) and current assets and current liabilities on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the three and nine months ended September 30, 2020, $432 and $5,738 of realized losses (September 30, 2019 - $546 and $6,039 of realized losses) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in cost of revenues and operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

Convertible Senior Notes

As at September 30, 2020, the estimated fair value of the Company's 0.125% convertible senior notes, as further described in note 10 below, was approximately $1,027,640. The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
5.Investments

The Company holds equity and other investments in private companies without readily determinable fair values that it carries at cost with adjustments for observable changes in price or impairments (referred to as the measurement alternative). The carrying amount of such investments as at September 30, 2020 was $170,500 (December 31, 2019 - $2,500).

In July 2020, the Company received an investment in conjunction with a strategic partnership. The Level 3 fair value measurement of this investment at July 2020 was $24,710, which was determined based on an income approach for which the Company was required to develop its own assumptions, including revenue growth rates and the discount rate. During September 2020, the Company identified an observable transaction for a similar investment in the private company, which resulted in a fair value measurement at the date of the observable transaction. As such, as at September 30, 2020, the carrying value of the Company’s investment in this private company is $158,000. For the three and nine months ended September 30, 2020, an unrealized gain of $133,239 was recorded within other income in the statement of operations and comprehensive income (loss). The Company will continue to apply the measurement alternative to this investment until the equity investment no longer meets the measurement alternative requirements.

6.Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Unbilled revenues	41,255	31,629	12,653
Indirect taxes receivable	40,979	36,821	3,774
Trade receivables	19,377	9,660	11,191
Accrued interest	4,022	5,754	5,109
Other receivables	4,067	6,665	8,620
	109,700	90,529	41,347

The allowance for credit losses reflects our best estimate of probable losses inherent in our unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility, potential impacts of COVID-19 and other currently available evidence.

Activity in the allowance for credit losses was as follows:

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Allowance, beginning of the period	5,615	1,571	2,894	1,023
Provision for credit losses related to uncollectible receivables(1)	3,587	1,529	7,736	2,814
Write-offs	(1,139)	(216)	(2,567)	(953)
Allowance, end of the period	8,063	2,884	8,063	2,884
(1) The provision for the three and nine months ended September 30, 2020 includes expected losses as a result of macroeconomic factors, including the impact of COVID-19.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Changes in deferred revenue were as follows:

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Balance, beginning of the period	74,321	47,799	62,660	41,061
Deferral of revenue	79,245	28,197	102,247	42,838
Recognition of deferred revenue	(33,709)	(25,513)	(45,050)	(33,416)
Balance, end of the period	119,857	50,483	119,857	50,483

Current portion			96,777	48,368
Long term portion			23,080	2,115
			119,857	50,483
The opening balances of current and long-term deferred revenue were $39,180 and $1,881, respectively, as of January 1, 2019.

7.Merchant Cash Advances, Loans and Related Receivables

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Merchant cash advances receivable, gross	221,646	131,227	77,653
Related receivables(1)	1,425	3,179	4,482
Allowance for credit losses related to uncollectible merchant cash advances receivable	(15,322)	(10,420)	(6,249)
Loans receivable, gross	42,753	28,547	16,959
Allowance for credit losses related to uncollectible loans receivable	(2,525)	(2,361)	(972)
Merchant cash advances, loans and related receivables, net	247,977	150,172	91,873
(1) Presentation of related receivables represents a comparative figure reclassification referenced in note 17.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances and loans receivable:

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Allowance, beginning of the period	18,133	9,572	12,781	7,221
Provision for credit losses related to uncollectible merchant cash advances receivable(2)	1,923	2,402	11,579	7,969
Merchant cash advances receivable charged off, net of recoveries	(2,178)	(2,082)	(6,677)	(5,871)
Provision (recovery) for credit losses related to uncollectible loans receivable(2)	238	826	1,309	1,625
Loans receivable charged off, net of recoveries	(269)	(334)	(1,145)	(560)
Allowance, end of the period	17,847	10,384	17,847	10,384
Related receivables(1)	(1,425)	(3,109)	(1,425)	(3,109)
Allowance, net of related receivables	16,422	7,275	16,422	7,275
(1) Presentation of related receivables represents a comparative figure reclassification referenced in note 17.
(2) The provision for the three and nine months ended September 30, 2020 includes expected losses as a result of macroeconomic factors, including the impact of COVID-19.

8.Leases

The Company has office leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 12 years, some of which include options to extend the leases for up to 10 years. Additional office space leases are set to commence between later this year and 2026, at which point the Company's right-of-use assets and lease liabilities will increase. The Company has entered into various lease agreements for office space that are set to commence after September 30, 2020, which will create significant right-of-use assets and lease liabilities. All of the Company's leases are operating leases.

The components of lease expense were as follows:

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Operating lease expense	5,277	4,035	16,003	11,568
Variable lease expense, including non-lease components	3,163	3,216	10,712	9,523
Total lease expense	8,440	7,251	26,715	21,091

As at September 30, 2020, the weighted average remaining lease term is 9 years and the weighted average discount rate is 4.3% (December 31, 2019 - 9 years and 4.9%, respectively).

During the second quarter of 2020, in light of the COVID-19 pandemic, the Company decided to move from a primarily physical office-centric work model to a primarily digital work-from-home-centric work model. The Company plans to keep, but repurpose certain office locations to support the new model and terminate or sublet other office locations that it ceases to use.

With respect to certain office leases the Company has ceased using, and have been or will be terminated or sublet, the Company has changed its asset groups and recorded impairment charges of $14,785 related to its

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
right-of-use assets and $16,838 related to its leasehold improvements in the nine months ended September 30, 2020. These losses were determined by comparing the asset groups' fair values, made up of the right-of-use assets and leasehold improvements, to their carrying values as of the impairment measurement date, as required under ASC 360, Property, Plant and Equipment. Fair value was determined based on the present value of the estimated future cash flows. These estimates may vary from the actual amounts due to termination or sublease agreements ultimately executed, if at all, which may result in additional charges. These charges were recorded as general and administrative expenses in the condensed consolidated statements of operations and comprehensive income (loss).

With respect to certain office locations expected to be kept, but repurposed, the Company has accelerated depreciation of certain leasehold improvements and furniture in order to reflect changes that it plans to make to accommodate greater physical distancing and increased team onsite meeting spaces. During the second quarter of 2020, the Company identified $40,457 of leasehold improvements and furniture that will be accelerated over a 2 to 3 year period as the Company retrofits its existing offices.

Maturities of lease liabilities as at September 30, 2020 were as follows:

Fiscal Year	Operating Leases $
Remainder of 2020	2,538
2021	29,502
2022	40,910
2023	41,212
2024	50,888
Thereafter	399,207
Total future minimum payments	564,257
Minimum payments related to leases that have not yet commenced	(154,936)
Minimum payments related to variable lease payments, including non-lease components	(222,243)
Imputed interest	(34,545)
Total lease liabilities	152,533

9.Goodwill

The Company's goodwill relates to previous acquisitions of various companies including, but not limited to, 6 River Systems, Inc. ("6RS") which was acquired on October 17, 2019.

The Company completed its annual impairment test of goodwill as of September 30, 2020. The Company exercised its option to bypass the qualitative assessment pursuant to ASC 350, Intangibles - Goodwill and Other, and perform a quantitative analysis. The Company determined that the consolidated business is represented by a single reporting unit and concluded that the estimated fair value of the reporting unit, determined using market capitalization, was greater than its carrying amount.
No goodwill impairment was recognized in the nine months ended September 30, 2020 or in the year ended December 31, 2019.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
The gross changes in the carrying amount of goodwill as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020	December 31, 2019
	$	$
Balance, beginning of the year	311,865	38,019
Acquisition of 6 River Systems, Inc.	—	264,527
Other acquisitions	—	9,319
Balance, end of the period	311,865	311,865

10.Convertible Senior Notes

In September 2020, the Company issued $920,000 aggregate principal amount of 0.125% convertible senior notes due 2025. The net proceeds from the issuance of the Notes were $907,950 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes will have an initial conversion rate of 0.6944 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to an initial conversion price of approximately $1,440.09 per share. The conversion rate is subject to adjustment following the occurrence of certain specified events. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

Prior to the close of business on the business day immediately preceding August 1, 2025, the Notes may be convertible at the option of the holders only under the following circumstances:

(1) during any calendar quarter commencing after March 31, 2021, and only during such calendar quarter, if the last reported sale price of the Class A subordinate voting shares on the New York Stock Exchange (the "NYSE") for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is more than or equal to 130% of the conversion price for the Notes on each applicable trading day;

(2) during the ten business day period after any ten consecutive trading day period in which, for each trading day of that period, the trading price per one thousand dollars principal amount of Notes for each trading day was less than 98% of the product of the last reported sale price of the Class A subordinate voting shares on the NYSE and the conversion rate for the Notes on each such trading day;

(3) if the Company calls any or all of the Notes for optional redemption, clean-up redemption or tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

(4) upon the occurrence of certain specified corporate events.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
On or after August 1, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Notes may, at their option, convert all or any portion of their Notes regardless of the foregoing conditions.

Upon conversion, the Company can elect to settle in cash, Class A subordinate voting shares, or a combination of cash and Class A subordinate voting shares.

On or after September 15, 2023, the Company may, at its option, redeem for cash all or any portion of the Notes if the last reported sale price of the Company's Class A subordinate voting shares on the NYSE has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No "sinking fund" is provided for the Notes.

The Company may redeem for cash all, but not less than all, of the Notes at any time if less than $80,000 aggregate principal amount of Notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The Company may redeem all, but not less than all, of the Notes if the Company has or would become obligated to pay to the holder of any Note additional amounts (which are more than a de minimis amount) as a result of a change in applicable Canadian tax laws or regulations after September 15, 2020 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the applicable redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders).

Upon the occurrence of a fundamental change prior to the maturity date of the Notes, the Company, subject to limited exceptions, will be required to offer to purchase all of the Notes for cash at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon to, but excluding, the fundamental change purchase date.

The Notes are governed by customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately.

The Notes are senior unsecured obligations and will rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment with the Company’s existing and future unsecured liabilities that are not so subordinated; effectively subordinated to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of current or future subsidiaries of the Company.

In accounting for the issuance of the Notes, the Company separated the Notes into liability and equity components. The carrying amount of the liability component was calculated as the fair value of a similar debt instrument that does not have an associated conversion feature. The net carrying amount of the equity component representing the conversion option was $158,698 and was calculated by deducting the fair value of the liability component and offering costs attributable to the equity component from the principal amount of the Notes. The equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount, or the debt discount, is amortized to interest expense at an annual effective interest rate of 4.01% over the contractual terms of the Notes.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
In accounting for the offering costs related to the Notes, the Company allocated the total amount incurred to the liability and equity components based on their relative initial carrying values. Offering costs attributable to the liability component were approximately $9,944, were recorded as an additional debt discount and are amortized to interest expense using the effective interest rate method over the contractual terms of the Notes. Offering costs attributable to the equity component were approximately $2,106 and were netted with the equity component of the Notes in shareholders’ equity.

The net carrying amount of the liability component of the Notes was as follows:

September 30, 2020
$
Principal	920,000
Unamortized discounts	(159,674)
Unamortized offering costs	(9,874)
Net carrying amount	750,452

The net carrying amount of the equity component of the Notes was as follows:

September 30, 2020
$
Proceeds allocated to the conversion option (debt discount)	160,804
Allocated offering costs	(2,106)
Net carrying amount	158,698

The following table sets forth the interest expense recognized related to the Notes:

Three months ended
September 30, 2020
$
Contractual interest expense	38
Amortization of debt discount	1,130
Amortization of offering costs	70
Total interest expense related to the Notes	1,238

11.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at September 30, 2020 the effective rate was 2.75%, and no cash amounts have been drawn under this credit facility.

12.Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at September 30, 2020, was $250,000.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

13.Shareholders’ Equity

Public Offerings

In September 2020, the Company completed a public offering in which it issued and sold 1,265,000 Class A subordinate voting shares at a public offering price of $900.00 per share, including the 165,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,117,646 after deducting offering fees and expenses of $20,854.

In May 2020, the Company completed a public offering in which it issued and sold 2,127,500 Class A subordinate voting shares at a public offering price of $700.00 per share, including the 277,500 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,460,945 after deducting offering fees and expenses of $28,305.

In September 2019, the Company completed a public offering in which it issued and sold 2,185,000 Class A subordinate voting shares at a public offering price of $317.50 per share, including the 285,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $688,014 after deducting offering fees and expenses of $5,724, net of tax of $1,541.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

As at September 30, 2020 there were 19,304,695 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the nine months ended September 30, 2020:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2019	3,812,242	54.59	6.14	1,307,565	—	1,939,918	159.13
Stock options granted	241,125	475.14	—	—	183.45	—	—
Stock options exercised	(1,170,664)	42.78	—	—	—	—	—
Stock options forfeited	(37,142)	134.90	—	—	—	—	—
RSUs granted	—	—	—	—	—	394,893	587.69
RSUs settled	—	—	—	—	—	(920,060)	128.79
RSUs forfeited	—	—	—	—	—	(88,310)	250.99
September 30, 2020	2,845,561	94.03	5.40	2,643,346	—	1,326,441	301.64

Stock options exercisable as of September 30, 2020	2,062,144	40.47	4.52	2,026,053
(1) As at September 30, 2020 1,115,956 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, 1,666,753 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares, and 62,852 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of September 30, 2020 and December 31, 2019.

As at September 30, 2020 the Company had issued 823 Deferred Share Units under its Long Term Incentive Plan.

In connection with the acquisition of 6RS, 122,080 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at September 30, 2020, 122,080 of the Class A subordinate voting shares remained restricted.

The following table illustrates the classification of stock-based compensation expense in the condensed consolidated statements of operations and comprehensive income (loss), which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Cost of revenues	2,667	928	5,003	2,536
Sales and marketing	10,094	8,707	31,914	23,951
Research and development	39,407	23,136	111,372	64,234
General and administrative	11,639	7,261	31,594	19,743
	63,807	40,032	179,883	110,464

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
14.Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the nine months ended September 30, 2020 and 2019:

	Accumulated Other Comprehensive Income (Loss)
	Nine months ended
	September 30, 2020	September 30, 2019
	$	$
Balance, beginning of the period	1,046	(12,216)

Other comprehensive income (loss) before reclassifications	(7,528)	7,463
Loss on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	288	327
Sales and marketing	1,515	1,782
Research and development	3,097	3,067
General and administrative	838	863
Tax effect on unrealized gain (loss) on cash flow hedges	—	(3,579)
Other comprehensive income (loss), net of tax	(1,790)	9,923
Balance, end of the period	(744)	(2,293)

15.Income Taxes

The Company's provision for or recovery of income taxes is determined by applying the estimated annual effective tax rate to income or loss from recurring operations and adding the effects of any discrete income tax items specific to the period. The Company updates its estimate of the annual effective tax rate each quarter and makes cumulative adjustments if its estimated annual tax rate changes.

The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the recognition and derecognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

In the third quarter of 2019, the Company formally established its EMEA headquarters in Ireland and its Asia-Pacific headquarters in Singapore. As a result of these actions, the Company transferred regional relationship and territory rights from its Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the Company's current developed technology within Canada. These transfers reflect the growing proportion of the Company's business occurring internationally and resulted in a one-time capital gain in the third quarter of 2019.

As a result of the application of the Company's tax rates on the results of ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the impairment of right-of-use assets and fixed assets, unrealized gains on equity and other investments, the Company's ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in the United States, the Company has a recovery of income taxes of $4,701 and $65,026 in the three and nine months ended September 30, 2020, respectively.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

For the three and nine months ended September 30, 2019, the Company's effective tax rates were approximately 9%. As a result of the capital gain related to the transferred regional relationship and territory rights, ongoing operations, the recognition of deferred tax assets and liabilities, and the utilization of all applicable credits and other tax attributes, including loss carryforwards, the Company had a provision for income taxes of $48,338 in the three and nine months ended September 30, 2019.

16.Net Income (Loss) per Share

The Company applies the two-class method to calculate its basic and diluted net income (loss) per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Numerator:
Net income (loss)	$191,068	$(72,784)	$195,637	$(125,613)
After tax effect of debt payments	910	—	910	—
Net income after tax effected debt payments	$191,978	$(72,784)	$196,547	$(125,613)

Denominator:
Basic weighted average number of shares outstanding	120,511,484	113,086,997	118,692,898	112,015,160
Effect of dilutive securities(1)	4,396,795	—	4,706,708	—
Diluted weighted average number of shares	124,908,279	113,086,997	123,399,606	112,015,160

Net income (loss) per share:
Basic	$1.59	$(0.64)	$1.65	$(1.12)
Diluted	$1.54	$(0.64)	$1.59	$(1.12)

Common stock equivalents excluded from income (loss) per diluted share because they are anti-dilutive	—	6,050,444	—	6,050,444
(1) Included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and convertible senior notes.

In the three and nine months ended September 30, 2019, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

17.Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current period presentation.